SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2002

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X      Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

Scrip Dividend released on 20 November 2002

Date: 20 November 2002

PRUDENTIAL PLC SCRIP DIVIDEND


Prudential plc announces that the reference price for the fully paid extra shares to be issued to shareholders who elected for the scrip dividend alternative for the 2002 interim dividend is 440.6 pence per share.

This price is calculated in accordance with the terms of the circular to shareholders dated 14 October 2002.

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 2,836,084 ordinary shares of 5 pence each fully paid to be admitted to the Official List. It is expected that admission will be granted on Wednesday 27 November 2002 and that dealings will commence on Thursday 28 November 2002. When issued these shares will rank pari passu with the existing ordinary shares.

END



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November 2002

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  ___ John Price ____

                                                        JOHN PRICE
                                                        DEPUTY GROUP SECRETARY